Exhibit 99.8

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

For Immediate Release - Edmonton, Alberta	TSX Venture Trading Symbol: TTA NASD OTCBB Trading Symbol: TITAF Frankfurt Trading Symbol: 9E4

TITAN TRADING ANALYTICS INC.
ANNOUNCES PRIVATE PLACEMENT CLOSING

March 17, 2009 – Titan Trading Analytics Inc. (the “Corporation”) is pleased to announce the closing of a non-brokered private placement of units (“Units”) which raised CDN$656,260.  The Corporation will issue 2,187,533 Units at CDN$0.30 per Unit.  Each Unit consists of one common share (“Common Share”) and one-half of one common share purchase warrant (a “Warrant”).  Each whole Warrant is exercisable into one Common Share at a price of CDN$0.45 per Common Share during the first year following the date of closing and at CDN$0.60 per Common Share during the subsequent year and will expire March 17, 2011.  The Corporation paid a total of CDN$35,125 in finder’s fees to arm’s length parties.

The Common Shares and Warrants comprising the Units and the Common Shares issuable upon exercise of the Warrants are subject to a four (4) month restricted period which expires on July 18, 2009.  The TSX Venture Exchange has conditionally accepted the private placement.

The proceeds of the private placement will be used to enhance marketing and training programs, software development and for working capital.

About Titan

Titan Trading Analytics Inc. is a premier software developer and through its wholly owned subsidiary, Titan Trading USA LLC, a provider of investment analysis, investment management and automated trading solutions for institutional investors and selected groups around the world. Titan Trading Analytics Inc has developed an electronic trading and financial analysis software platform designed to capture and analyze real-time market tick data and then execute trades based on the software’s Algorithmic calculations. This flagship product is a uniquely powerful and cutting edge automated trading platform. Titan Trading USA LLC utilizes these systems with proprietary models developed, tried and tested over many years to manage assets for selected groups in global markets. Titan has internally developed products and services that are at the forefront of the high growth global investment management and trading industry.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Kenneth W. Powell, President & CEO
kpowell@titantrading.com
T: (780) 438-1239
www.titantrading.com

or

Renmark Financial Communications
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.